Exhibit 99.1

               Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Gathers Financial Services Leadership to Share Insights on Financial Crime,
Risk and Compliance Strategies at 8th Annual Global Client Forum

More than 300 global professionals are expected to join this invitation-only event to collaborate and discuss next-generation solutions addressing future market needs

New York – October 10, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announces its 8th Annual Global Client Forum, an exclusive flagship gathering of executive leadership from the world’s most prominent financial institutions. Taking place in New York City from October 23-24, the Global Client Forum is an invitation-only event for NICE Actimize clients designed to foster collaboration among the world’s leading financial institutions.

Themed “Engage”, to reflect the partnership and interaction between NICE Actimize and its client community, this year’s event is expected to be attended by more than 300 mid to senior-level global professionals bound by a common interest in understanding and sharing the strategies being used to address increasing financial crime and regulatory compliance challenges.

Featuring dozens of executive level presentations, panels and client case studies, NICE Actimize subject matter experts will join industry analysts and representatives from leading financial institutions to discuss best practices relating to a number of topics – including cybercrime and payments fraud, money laundering matters such as FATCA and currency transaction monitoring, as well as European Securities and Markets Authority (ESMA) guidelines, market abuse, Dodd-Frank and other regulatory challenges.

NICE Actimize will unveil a range of product innovations, across all three of its major business lines, including anti-money laundering, fraud and trading compliance, designed to improve enterprise wide efficiency and reduce operational costs at financial institutions.

“Our mission is to provide NICE Actimize clients with an opportunity to network, learn and share their knowledge and expertise with colleagues from around the world,” notes Amir Orad, president and CEO, NICE Actimize.  “In our closed-door sessions, our clients are able to engage in a no-holds-barred dialogue on the common issues causing their institutions the most pain and to explore solutions for these problems in a safe and collaborative environment with their peers. Now in its eighth year, we are pleased to continue to host the top financial firms in the world in this thought-provoking forum.”

Industry speakers

Keynote speaker Marc Goodman, a global thinker, writer and consultant whose focus is the disruptive impact of advancing technologies on security, business and international affairs, will kick off the event on the morning of October 23. For more than twenty years, he has built expertise in next generation security threats such as cybercrime, cyber-terrorism and information warfare working with organizations such as Interpol, the United Nations, NATO, the Los Angeles Police Department and the U.S. Government. Having operated in nearly 70 countries, he advises global policy makers on transnational cyber-risk and intelligence.

Leading industry analysts will present special breakout sessions addressing regulatory trends and industry-specific enterprise technology issues. Among those analysts on the agenda are Miranda Mizen, principal and director of equities research, TABB Group. With extensive global markets experience, her background is rooted in equity trading, product management and strategy and market surveillance, drawing on her tenure as senior vice president, transaction services at the American Stock Exchange. With over 30 years of experience in enterprise fraud and payments issues, Shirley Inscoe, Senior Analyst, Aite Group, covering fraud, data security, anti-money laundering, and compliance, will also present.

“The industry is facing an extremely challenging regulatory environment, and is seeing an increase in a range of financial crimes, including cybercrime and anti-money laundering,” notes Shirley Inscoe, Aite Group. “Events like the NICE Actimize Client Forum that are business-focused and which address finding solutions focused on a collaborative approach by like-minded institutions provide tremendous value to an industry facing change and volatility.”

Event participation is strictly limited to NICE Actimize clients only, and advance registration is required.  Those clients interested in further information regarding the event’s agenda, may contact Actimize.info@actimize.com. Media should contact cindy.morgan-olson@actimize.com for further information regarding off-site interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cyber crime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.